NEWS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES CLOSING OF

$57.5 MILLION SUBSCRIPTION RECEIPT BOUGHT DEAL FINANCING

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISTRIBUTION IN THE UNITED STATES

Calgary, Alberta – March 30, 2010 (TSX – PMT.UN) Paramount Energy Trust ("PET" or the "Trust") announced today the closing of its previously announced "bought deal" financing.  At closing, 12,109,500 subscription receipts (the "Subscription Receipts") at $4.75 per Subscription Receipt for gross proceeds of $57,520,125 were issued, which amounts include the full exercise of the over-allotment option (the "Offering").  The Subscription Receipts are listed and posted for trading on the TSX under the symbols "PMT.R".

The proceeds from the issuance of Subscription Receipts have been deposited in escrow and, subject to certain conditions noted below, will be used to fund a portion of the purchase price of the acquisition by PET of certain petroleum and natural gas properties and related assets located in west central Alberta (the "Acquisition").

The Acquisition is expected to close on or about April 1, 2010.  Each Subscription Receipt will entitle the holder thereof to receive, without payment of additional consideration, one trust unit ("Unit") of PET.

If the closing of the Acquisition has not occurred on or before April 30, 2010, or PET delivers a notice to the Underwriters that the Acquisition has been terminated or that PET does not intend to proceed with the Acquisition, or PET announces to the public that it does not intend to proceed with the Acquisition, holders of Subscription Receipts will be entitled to have the full purchase price of the Subscription Receipts returned to them, and to receive their pro rata portion of the interest earned by the escrow agent on the subscription funds. The funds deposited in escrow will be applied towards payment of such amount.

The Offering was underwritten by an underwriting syndicate led by BMO Capital Markets and included CIBC World Markets Inc., National Bank Financial Inc., Scotia Capital Inc., RBC Dominion Securities Inc., TD Securities Inc., Canaccord Financial Ltd., Cormark Securities Inc., FirstEnergy Capital Corp., Peters & Co. Limited, Raymond James Ltd. and Dundee Securities Corporation.

Forward-looking Information

This news release contains statements that constitute "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation.  These statements relate to future events or our future intentions or performance.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions.  This forward-looking information includes statements regarding the completion of the Acquisition.

Various assumptions were used in drawing the conclusions contained in the forward-looking information contained in this press release.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by PET and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information.  The material risk factors include, but are not limited to: failure to complete the Acquisition; failure to realize anticipated synergies; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; changes in tax laws; changes in royalty rates; and the Trust's ability to implement its business strategy.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.

Forward-looking information is based on the estimates and opinions of PET's management at the time the information is released.  Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements.  For additional risk factors in respect of the Trust and its business, please refer to its Annual Information Form dated March 9, 2010 which is available on SEDAR at www.sedar.com.

Paramount Energy Trust is a natural gas-focused Canadian energy trust.  PET’s Trust Units, Convertible Debentures and Subscription Receipts are listed on the Toronto Stock Exchange under the symbols "PMT.UN", "PMT.DB.A", "PMT.DB.C" and "PMT.DB.D" respectively.  Further information with respect to PET can be found at its website at www.paramountenergy.com.

For additional information, please contact:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 500, 630 – 4 Avenue SW  Calgary, Alberta, Canada  T2P 0J9

Fax:  403 269-6336

Telephone:  403 269-4400

E-mail:info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

The Subscription Receipts have not been and will not be registered under the United States Securities Act of 1933 (the "1933 Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the 1933 Act.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.